1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82________)

HONGKONG: 24758.53

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: July 5, 2002

By: [signature]
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors of the Company is pleased to announce certain details on matters concerning the Company's distribution of dividend for the year 2001.

Further to the announcement dated 18th June, 2002 (the "**Announcement**") issued by China Eastern Airlines Corporation Limited (the "**Company**") relating to the resolutions passed at the 2001 Annual General Meeting (the "**AGM**") of the Company held on 18th June, 2002, the board of directors of the Company is pleased to announce further details on matters concerning the Company's distribution of dividend for the year 2001.

As stated in the Announcement, the Company's dividend distribution proposal for the year 2001, which was proposed by its board of directors, was approved at the AGM. Details of the Company's dividend distribution proposal are set out in the announcement dated 8th April, 2002 issued by the Company with the heading "China Eastern Airlines Corporation Limited — 2001 Annual Results" published on the South China Morning Post and the Hong Kong Economic Times on 9th April, 2002 and in the Company's 2001 Annual Report.

Pursuant to the Company's memorandum and articles of association and the relevant laws and regulations, the Company has made the following arrangements in relation to distribution of dividend for the year 2001:

1. Persons who hold A shares of the Company and are registered as holders of A shares of the Company on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch at the close of business on Wednesday, 10th July, 2002 shall be entitled to the distribution of dividend by the Company; and

2. The date for distribution of dividend for holders of A shares and H shares of the Company is Thursday, 18th July, 2002.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, The People's Republic of China, 4th July, 2002